SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Subject Company)

DYNAMICS RESEARCH CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number of Class of Securities)

James P. Regan

Chairman, President and Chief Executive Officer

Two Tech Drive

Andover, Massachusetts 01810-2434

(978) 289-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Richard F. Langan, Esq. Daniel McAvoy, Esq. Nixon Peabody LLP 437 Madison Avenue New York, NY 10022 (212) 940-3140	William Mutryn, Esq. Jonathan Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 Tysons Corner, VA 22102 (703) 720-8600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (the “Solicitation/Recommendation Statement”) by Dynamics Research Corporation, a Massachusetts corporation (the “Company,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on December 30, 2013, with respect to the cash tender offer (the “Offer”) by Engility Solutions, Inc., a Massachusetts corporation (“Merger Sub”), a wholly-owned subsidiary of Engility Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility” and together with Parent and Merger Sub, the “Offerors”), to purchase all shares of common stock, par value $0.10 per share, of the Company (“Shares”) that are issued and outstanding. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Solicitation/Recommendation Statement. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM	8. ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following subsection to Item 8 following the paragraphs under the heading entitled “Golden Parachute Compensation.”:

“Litigation Related to the Offer and the Merger.

On January 6, 2014, a putative class action lawsuit challenging the Offer and the Merger was filed in the Massachusetts Superior Court in Suffolk County, captioned Skabialka v. Dynamics Research Corporation, et. al, C.A. No. 14-0045, (the “Skabialka Action”), and naming the Company, each of the individual members of the Board, Engility, Parent and Merger Sub as Defendants. The plaintiff in the Skabialka Action alleges, among other things, that the members of the Board breached their fiduciary duties by (i) agreeing to the proposed Offer and Merger, which was the product of an inadequate sales process and provides shareholders with inadequate consideration, (ii) entering into a Merger Agreement that contains unreasonable “deal protection” provisions, and (iii) filing an incomplete and/or misleading Solicitation/Recommendation Statement with the SEC. The Skabialka Action also alleges that the Company, Engility, Parent and Merger Sub aided and abetted the Board’s alleged breaches of fiduciary duties. The plaintiff in the Skabialka Action seeks injunctive relief prohibiting consummation of the Offer and the Merger, rescission of the Offer and the Merger or award of rescissory damages in the event the Offer and Merger are consummated prior to the entry of the Court’s final judgment, accounting for profits and special benefits, attorneys’ fees and expenses and other unspecified forms of relief.

The Company believes that the claims asserted in the Skabialka Action are without merit and intends to defend this action vigorously.”

ITEM	9. EXHIBITS.

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	FAQ Sheet for Employees of DRC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNAMICS RESEARCH CORPORATION

Dated: January 9, 2014	By:	/s/ James P. Regan
	Name: Title:	James P. Regan President, Chairman and Chief Executive Officer